UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the presentation to be made by Aries Maritime Transport Limited at the Jefferies Shipping Conference in New York City on September 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated:  September 26, 2007
By: /s/ Richard J.H. Coxall
Richard J.H. Coxall
Chief Financial Officer

SK 23248 0002 813727

ARIES MARITIME TRANSPORT LIMITED

Nasdaq: RAMS
Investor Presentation
September 2007






Forward-Looking Statement

Today's presentation and discussion will contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "estimates," or similar expressions are intended to identify these forward-looking statements. These statements are based on Aries Maritime Transport Limited's ("AMTL") current plans and expectations and involve risks and uncertainties that could cause future activities and results of operations to be materially different from those set forth in the forward-looking statements. For further information, please refer to AMTL's reports and filings with the Securities and Exchange Commission.

Company Overview

- Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels:
  - Transports petroleum products such as gasoline, jet fuel and diesel fuel from refining regions to consuming nations
  - Transports a diverse range of finished and semi-finished goods from manufacturing centers to industrial and consumer end-users
- Focused on securing strong period charter coverage for the company's fleet
  - Increase revenue and earnings visibility for the benefit of shareholders

Current Fleet

- 10 Products Tankers
  - Estimated life: 25 years
  - 100% double-hulled
  - Average age: 8.2 years
  - Aggregate capacity: 575,325 dwt



- 5 Container Vessels
  - Estimated life: More than 30 years
  - Average age: 17.9 years
  - Capacity range: 1,799 to 2,917 TEU



Period Charter Coverage

Average Charter Duration


Years
3
2
1
0
1.1
2.0
Products Tankers
Container Vessels

Products Tanker Fleet

Vessel	DWT	Built	Net Time Charter Rate per Day	Charter Length
Stena Compassion	72,750	2006	$18,700(1) + 30% of profits above $24,500	Through Decemer 2008
Stena Compass	72,750	2006	18,700(1) + 30% of profits above $24,500	Through August 2008
Altius	73,400	2004	14,860	Through June 2009
Fortius	73,400	2004	14,860	Through August 2009
Chinook	38,701	2001	17,062 + 50% of profits above gross charter rate of $17,500	Through August 2008
Nordanvind	38,701	2001	19,988	Through November 2008
Ostria	38,701	2000	Spot	Spot
High Land	41,450	1992	16,575	Through April 2008
High Rider	41,502	1991	16,575	Through April 2008
Arius	83,970	1986	Spot	Spot

(1) $18,700 represents bareboat contract equivalent to $24,500 TC Rate.

ARIES MARITIME TRANSPORT LIMITED

Container Vessel Fleet

Vessel	TEU	Built	Net Time Charter Rate per Day	Charter Length
CMA CGM Makassar	2,917	1990	$20,400	Through May 2010
CMA CGM Seine	2,917	1990	20,400	Through September 2010
Energy 1	2,438	1989	17,297	Through October 2008
MSC Oslo	2,438	1989	15,000	Through March 2009
Ocean Hope	1,799	1989	13,300	Through June 2009

ARIES MARITIME TRANSPORT LIMITED

Fleet Expansion

- Acquired two Panamax products tanker newbuildings in 2006 from The Stena Group, a leading international shipping group
  - Increases the potential to realize operational advantages of owning sister ships
  - Both vessels on period charters with profit-sharing components
- Acquired 2001-built Chinook from German owners at attractive price toward the end of 2005
  - Commenced new 18-month period charter in March 2007 at a base rate 30% higher than previous charter
  - Profit-sharing arrangement is locked in for one year through June 2008
- Company has grown products tanker fleet by 47% on tonnage basis since IPO in June 2005

Aries Maritime Dividend Policy

- Company expects to pay dividends in March, May, August and November
- The amount of the ongoing dividend is expected to be equal to:
  - The charter hire received by Aries Maritime during the preceding quarter, less expenses for that quarter and any reserves determined by the Board
- Declared eight dividends totaling $1.83 per share since going public
- Management remains committed to distributing stable dividends over the long term

Strategic Focus

Improve Operating Platform

- Preventive maintenance program
- Expansion of in-house capabilities
- Strategic cost-control measures

Increase Fleet Utilization

- Focus on profitable period charters with leading international charterers for all vessels
- Transition vessels to other third-party service provider

Pursue Accretive Acquisitions

- Acquire container vessels and products tankers utilizing management's disciplined approach
- Opportunistically enhance industry role and long-term earnings and dividend potential

Strengthen Balance Sheet

- Provides stability and financial flexibility
- Supports acquisition strategy

2007 Year-To-Date Highlights

- Significantly increased period charter coverage
  - Signed new or extended period charters for four vessels
  - Currently 87% of fleet's operating days are secured on period charters for the remainder of 2007 and 68% for 2008
- Declared a $0.21 per share dividend for the three months ended June 30, 2007
  - Represents an improvement of $0.07 per share and $0.14 per share from the Q1 2007 dividend and Q4 2006 dividend, respectively
- Utilization rate increased to 97% for Q2 2007 from 91% for Q1 2007
- Engaged alternative ship management for all 12 vessels managed by main ship management service provider
  - Gradual transition of ships to be completed during Q4 2007
- All vessels in service with the exception of the Ostria

Industry Overview

Attractive Products Tanker Fundamentals

- Shortage of refining capacity in consuming regions combined with increase of refining capacity in oil producing countries provide attractive growth potential

Oil and Product Trade (1)



Oil Products
Crude Oil
CAGR
1.5%
3.7%
4.8%
2.5%
1,603
1,860
2,174
2,556
2,610
448
460
518
671
687
1,155
1,400
1,656
1,886
1,923
(million tonnes)
1990
1995
2000
2005
2006
Crude Oil
Oil Products

Products Tanker Supply / Demand Dynamic (2007 to 2011)



(million tonnes)
26.8
21.4
46.9
Demand
Supply
Additional Demand Growth(4)
Replacing of Anticipated Scrapping(4)

(1) Source: Clarkson.
(2) Source: Clarkson. Vessels 10,000 to 60,000 dwt.
(3) Assumed 4.5% growth for the next 5 years.
(4) Includes non-double hull vessels.

Favorable Container Vessel Fundamentals

- Average annual growth in container demand has been 10% for the last 10 years

Container Trade Volumes and Key Drivers, 1996 – 2007



(indexed to 1996 value)
300
250
200
150
100
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
World Containership Demand(1)
World GDP(2)
World Trade(3)

Fleet Orderbook, 2007 – 2009+



(% of current fleet)
90%
60%
30%
0%
63.3%
41.7%
15.4%
6.2%
81.4%
57.0%
18.0%
6.5%
27.6%
11.6%
10.2%
5.8%
Total Fleet 1,000+ TEU's
3,000+ TEU's
1,000 - 2,999 TEU's
2007
2008
2009+

(1) Source: Clarkson.
(2) Source: IMF World Economic Outlook, April 2007. Value of real world GDP in trillions of U.S. dollars at market exchange prices, indexed to 1996 value.
(3) Source: IMF World Economic Outlook, April 2007. Average of world exports and imports, indexed to 1996 value.

ARIES MARITIME TRANSPORT LIMITED

Current Charter Rate Environment

- One-Year Time Charter Rates[1]

Products Tankers


$40,000
$30,000
$20,000
$10,000
$0
2002
2003
2004
2005
2006
Current
Handymax
Panamax

Container Vessels


$40,000
$30,000
$20,000
$10,000
$0
2002
2003
2004
2005
2006
Current
1,700 TEU
2,000 TEU
2,750 TEU

(1) Source: Clarksons.

Accretive Growth Prospects

- Potential for new period charter at higher rates for the majority of products tankers
- Opportunity to realize incremental income from existing profit sharing arrangements

Financial Highlights

	Three months ended June 30, 2007	Three months ended March 31, 2007
Earnings per share	$ 0.15	$ 0.02
Net income	$ 4.24 million	$ 0.53 million
Revenues	$ 26 million	$ 25.6 million
Adjusted EBITDA	$ 14.65 million	$ 13.1 million
Breakeven Analysis:		
Required average TCE per day*	$ 10,949	$ 11,672
Actual average TCE per day**	$ 19,820	$ 19,717

** Excluding depreciation, amortization and change in fair value of derivatives*

*** Adjusted to reflect that the Stena Compass and Stena Compassion were each employed on a bareboat charter at an assumed TCE of $24,500 per day*

ARIES MARITIME TRANSPORT LIMITED

Select Balance Sheet Items
(in thousands)

	(as of June 30, 2007)
Assets	
Current Assets	*$ 25,418*
Non-current Assets	*$ 421,995*
Total Assets	**$ 447,413**
Liabilities	
Current Liabilities	*$ 22,549*
Non-current Liabilities	*$ 293,470*
Total Liabilities	**$ 316,019**
Stockholder's Equity	**$ 131,394**
Total Liabilities & Stockholder's Equity	**$ 447,413**

ARIES MARITIME TRANSPORT LIMITED

Investment Highlights

- Company operates in two sectors with favorable long-term fundamentals and independent growth drivers
- Strong period charter coverage
  - Approximately 87% of vessels are secured on profitable period charters with an average duration of 1.4 years
- Accretive growth prospects
  - Potential for new period charters at higher rates for the majority of products tankers
  - 30% of products tankers currently have profit sharing arrangements
- Experienced management team and majority independent board

ARIES MARITIME TRANSPORT LIMITED

ARIES MARITIME TRANSPORT LIMITED

Nasdaq: RAMS
Investor Presentation
September 2007




